Exhibit 3.2

AMENDMENT NO. 4 TO THE
AMENDED AND RESTATED
BY-LAWS
of
DGT HOLDINGS CORP.

Dated:  August 16, 2012

The By-Laws of DGT Holdings Corp., a New York corporation (the “Corporation”), are amended as follows, said amendment having been approved by unanimous written consent of directors dated August 10, 2012:

Article I, Section 1, entitled “Principal Office” is hereby deleted in its entirety and replaced with the following:

“Section 1. Principal Office.  The principal office of the Corporation shall be located in the State of New York.”

Article II, Section 12, entitled “Consents” is hereby deleted in its entirety and replaced with the following:

“Section 12. Consents. Except as otherwise provided by the Certificate of Incorporation, whenever the vote of shareholders is required or permitted in connection with any corporate action, that action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The shareholder or shareholders proposing to take such action shall give notice of the proposed action, which notice shall be in writing and delivered to and received by the Secretary at the principal office of the Corporation before the proposed effective time of such action.”

DGT Holdings Corp.

By:	/s/ Mark A. Zorko
Name:	Mark A. Zorko
Title:	Secretary and Chief Financial Officer